Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

25 September 2003

[redacted]
03032554

SEC MAIL PROCESSING
RECEIVED
OCT 03 2003
WASH. D.C.

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

dlw 10/7

Sandra Walters
Assistant Company Secretary

Enc:

Announcement

FILE NO. 82-5205

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Company	Brambles Industries PLC
TIDM	BI.
Headline	Board Change
Released	09:00 25 Sep 2003
Number	1612Q

RNS Number:1612Q
Brambles Industries PLC
25 September 2003

David Turner to be appointed Chief Executive Officer -

Sir CK Chow leaves to take up new position in Hong Kong

The Boards of Brambles Industries Limited and Brambles Industries plc today announced that David Turner will be appointed Chief Executive Officer following Sir CK Chow's resignation to take up the position of Chief Executive Officer of the Hong Kong-listed MTR Corporation Limited.

Brambles Chairman Don Argus said: "Sir CK has led Brambles during a period of major change.

"While there is of course some way to go, the restructuring programme started by CK is on track, and we re-affirm the outlook statement made as part of Brambles recent annual results announcement.

"However, we understand CK's decision to return to Hong Kong and we wish him every success in the future."

David Turner joined Brambles in 2001 as Chief Financial Officer, on the formation of the dual listed companies structure. Previously, Mr Turner was Finance Director of GKN plc which he joined in 1993, Finance Director of food group Booker plc and he has also worked for Mobil Oil and Touche Ross. He is a resident of Australia.

Mr Argus said: "David has the full support of the Board in growing Brambles' core businesses and, in particular, continuing the turnaround of CHEP.

"He is an outstanding international executive with appropriate industry experience and detailed knowledge of Brambles and its global businesses that make him the right choice to lead the Company.

"At Brambles, he has built a strong finance function and was instrumental in introducing Brambles Value Added - the measure of performance as profit less the cost of capital - to focus everyone in the company on shareholder value."

Commenting on his appointment, Mr Turner said: "I am delighted to be given the

FILE NO 82-5205

in the United States and six months in Europe. The significant progress we have made demonstrates the turnaround in CHEP is on track.

"Cleanaway is performing well, Recall continues to grow and Brambles Industrial Services is performing steadily.

"I have worked closely with the heads of our global business units over the past two years and I look forward to working with them to build on the progress achieved to date."

The recruitment process for a new Chief Financial Officer is underway.

Sir CK said: "It has been a privilege to be a part of Brambles as we have created a number of leading, global businesses. I have enjoyed working with the Board and management team and I have every confidence in the future of the group.

"I am looking forward to returning home to become Chief Executive Officer of a company so integral to Hong Kong."

MTR owns and operates the Hong Kong mass transit system and is a major infrastructure and property owner and developer. It currently has a market capitalisation of HK$55 billion (A$10.4 billion/£4.3 billion at today's exchange rates).

Sir CK will leave the company on 20 October 2003. Under his contract, Sir CK will receive payments on his departure totalling £182,770 relating to the balance of the notice period he is required to serve, to be paid by way of cash and pension contributions. He will retain his sign-on grant and performance share rights, pro-rated for the period actually served. These will continue to be subject to their terms of issue, as outlined in the Brambles 2003 Annual Report and Review. Details of the numbers of performance shares to be retained and the performance hurdles to which they are subject are included below. All options granted to Sir CK will lapse. Sir CK will also be entitled to reasonable relocation expenses and accrued annual leave entitlements.

The March 2003 announcement which indicated that David Turner would leave Brambles at the end of 2004 no longer applies. Details of Mr Turner's new contractual arrangements will be announced in the near future.

_____ ooo _____

Further information

Announcement

FILE NO 82-5205

Telephone +44 (0)20 7659 6000

Australia

Telephone: +612 9256 5222

Background information

David Turner - biographical details

David Turner (age 58) was appointed Chief Financial Officer of Brambles in August 2001 on the formation of the DLC. Previously, Mr Turner was Finance Director of GKN plc, which he joined in 1993. Before joining GKN plc he was Finance Director of the food group Booker plc. He has previously worked for Mobil Oil and Touche Ross and is a Fellow of the Institute of Chartered Accountants in England and Wales. He is a Non-executive Director of Whitbread plc.

He is a resident of Australia.

Brambles

A leading global support services provider with operations in almost 50 countries. It employs approximately 30,000 people and has assets of A$9.5 billion/ £3.7billion.

Its global businesses are CHEP (the global leader in pallet and plastic container pooling services), Cleanaway (waste management and recycling), Recall (information management) and Brambles Industrial Services (support services to heavy industry).

Brambles operates under a dual listed companies structure. Brambles Industries Limited is listed on the Australian Stock Exchange and Brambles Industries plc is listed on the London Stock Exchange. Its global headquarters is in Sydney, Australia.

SIR CK CHOW

PERFORMANCE SHARE AND SIGN-ON GRANT VESTING SCHEDULE

PERFORMANCE SHARES GRANTED

	2001 Series	2002 Series	2003 Series
Grant Date	7 Aug 01	5 Sep 02	10 Sep 03
Number of Performance Shares Granted	181,300	320,804	418,054
Pro-rated number of Performance Shares to Vest (subject to performance hurdles)	132,997	120,009	15,257

FILE NO 82-5205

Base year EPS (pence per share)	13.4	13.0	11.5
Threshold Vesting - 25% of shares accessible	33,249	30,002	3,814
Satisfaction in 2004	16.4		
Satisfaction in 2005	17.6	15.9	
Satisfaction in 2006	18.8	17.0	14.1
Satisfaction in 2007	20.1	18.2	15.1
Satisfaction in 2008	Lapsed	19.5	16.1
Satisfaction in 2009		Lapsed	17.3
			Lapsed
Full Vesting - 100% of shares accessible	132,997	120,009	15,257
Satisfaction in 2004	20.4		
Satisfaction in 2005	23.4	19.8	
Satisfaction in 2006	27.0	22.7	17.5
Satisfaction in 2007	31.0	26.1	20.1
Satisfaction in 2008	Lapsed	30.1	23.1
Satisfaction in 2009		Lapsed	26.6
			Lapsed

SIGN-ON GRANT

Share Rights subject to sign-on grant 443,012

EPS PERFORMANCE HURDLES TO BE MET FOR SIGN-ON GRANT TO BECOME ACCESSIBLE

Base year EPS (pence per share)	13.4	
Threshold Vesting - 25% of shares accessible	110,753	
Satisfaction in 2004	16.4	
Satisfaction in 2005	17.6	
Satisfaction in 2006	18.8	then lapse if not satisfied
Full Vesting - 100% of shares accessible	443,012	
Satisfaction in 2004	20.4	
Satisfaction in 2005	23.4	
Satisfaction in 2006	27.0	then lapse if not satisfied

END

FILE NO 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

24 September 2003

12) Total holding following this notification

27,583,214

13) Total percentage holding of issued class following this notification

3.81%

FILE NO. 82-5205

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 25 September 2003